FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, June 9, 2004 Home Equity Pass-Through Certificates, Series 2004-3

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115435

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04032583

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 10 2004
WASH, D.C. 155 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: John P. Graham
Title: Vice President

Dated: June 9, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

[DERIVED INFORMATION]

Home Equity Mortgage Trust
Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

Hemt 2004-3

Originators	No of Loans	Total Scheduled Balance	%	Average Balance	FICO	Combined LTV	Full Doc DTI	Owner Occupied %	WAC	PUD %
Accredited Home Lenders Inc.	1,000	43,798,353.86	11.35	43,798.35	668	98.67	43.60	99.97	10.25	17.53
Alliance Bancorp	31	2,858,013.38	0.74	92,193.98	699	84.57	38.00	72.57	11.39	25.74
Capitol Commerce Mortgage Comp	1	31,776.87	0.01	31,776.87	779	90.00	-	100.00	10.38	-
CIT	1	31,591.79	0.01	31,591.79	638	95.00	-	100.00	12.99	-
CSFB Guidelines	3,452	166,132,085.78	43.07	48,126.33	700	94.33	37.80	85.55	9.31	23.90
Decision One Mortgage Company,	2,097	75,780,808.15	19.65	36,137.72	666	99.62	41.46	100.00	9.43	11.96
Downey Bank	124	5,503,270.00	1.43	44,381.21	727	84.21	39.25	96.63	7.34	18.05
Fieldstone Mortgage Company	2	62,406.21	0.02	31,203.11	657	97.66	-	100.00	10.63	53.24
First Franklin Financial Corpo	216	26,899,787.22	6.97	124,536.05	661	93.07	39.38	100.00	9.17	32.02
Fremont Investment & Loan	8	284,582.54	0.07	35,572.82	641	99.80	49.81	100.00	11.18	-
Impac Mortgage Holdings, Inc.	243	8,358,496.36	2.17	34,397.10	655	80.83	43.10	97.13	9.46	8.21
Lime Financial Services Ltd.	45	2,574,134.73	0.67	57,202.99	676	99.31	42.40	100.00	10.57	29.41
Master Financial, Inc.	39	1,568,886.43	0.41	40,227.86	645	94.88	43.62	100.00	10.18	-
Meritage Mortgage Corporation	2	43,460.47	0.01	21,730.24	659	100.00	49.61	100.00	12.31	-
Millennium Funding Group	30	1,329,769.33	0.34	44,325.64	650	96.17	42.37	100.00	10.95	22.35
MortgageIT, Inc.	5	116,389.31	0.03	23,277.86	706	90.85	35.38	85.85	7.68	15.31
New York Community Bank	6	47,053.54	0.01	7,842.26	776	24.33	25.60	100.00	7.99	-
Option One Mortgage Corporatio	984	33,868,075.52	8.78	34,418.78	646	99.69	39.64	100.00	10.57	19.96
Saxon Mortgage, Inc.	303	14,879,196.09	3.86	49,106.26	671	96.21	43.65	100.00	11.09	22.24
Sterling Capital Mortgage Comp	2	24,153.03	0.01	12,076.52	661	100.00	-	100.00	11.99	-
Taylor Bean & Whitaker Mortgag	40	1,516,472.18	0.39	37,911.80	710	93.82	37.12	97.95	8.22	30.93
US Bank NA	1	9,904.93	-	9,904.93	759	82.50	19.19	100.00	6.88	-
Total:	**8,632**	**385,718,667.72**	**100.00**	**44,684.74**	**680**	**95.84**	**40.41**	**93.45**	**9.62**	**20.51**

Hemt 2004-3

DTI	No of Loans	Total Scheduled Balance	%	CBLTV	FICO	% SFR	% PUD	% Owner Occupied
Not Available	545	29,589,308.84	7.67	89.53	705	54.97	20.93	88.80
0.01 - 5.00	6	482,844.33	0.13	92.98	643	74.46	25.54	93.29
5.01 - 10.00	15	517,734.01	0.13	91.36	688	57.29	39.13	78.62
10.01 - 15.00	33	1,927,888.91	0.50	91.64	691	46.63	21.06	81.18
15.01 - 20.00	115	4,693,044.16	1.22	93.18	693	65.42	22.57	86.11
20.01 - 25.00	262	11,285,488.08	2.93	94.98	688	61.27	24.98	88.63
25.01 - 30.00	514	20,939,701.00	5.43	95.45	686	63.12	22.09	90.95
30.01 - 35.00	1,011	42,458,219.44	11.01	95.90	685	61.09	23.75	92.25
35.01 - 40.00	1,646	72,859,298.46	18.89	96.26	680	65.45	21.10	94.46
40.01 - 45.00	2,663	118,700,866.85	30.77	96.71	679	66.94	19.88	95.90
45.01 - 50.00	1,643	71,165,996.21	18.45	97.56	666	72.65	16.75	98.81
50.01 - 55.00	170	10,761,697.69	2.79	93.98	664	63.57	25.20	99.29
55.01 >=	9	336,579.74	0.09	70.77	695	100.00	-	100.00
Total:	**8,632**	**385,718,667.72**	**100.00**	**95.84**	**680**	**65.59**	**20.51**	**94.62**

[DERIVED INFORMATION]

Home Equity Mortgage Trust Series 2004-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2004-3

Originators	No of Loans	Total Scheduled Balance	%	Average Balance	FICO	Combined LTV	Full Doc DTI	Owner Occupied %	WAC	PUD %
Accredited Home Lenders Inc.	1,000	43,798,353.86	11.35	43,798.35	668	98.67	43.60	99.97	10.25	17.53
Alliance Bancorp	31	2,858,013.38	0.74	92,193.98	699	84.57	38.00	72.57	11.39	25.74
Capitol Commerce Mortgage Comp	1	31,776.87	0.01	31,776.87	779	90.00	-	100.00	10.38	-
CIT	1	31,591.79	0.01	31,591.79	638	95.00	-	100.00	12.99	-
CSFB Guidelines	3,452	166,132,085.78	43.07	48,126.33	700	94.33	37.80	85.55	9.31	23.90
Decision One Mortgage Company,	2,097	75,780,808.15	19.65	36,137.72	666	99.62	41.46	100.00	9.43	11.96
Downey Bank	124	5,503,270.00	1.43	44,381.21	727	84.21	39.25	96.63	7.34	18.05
Fieldstone Mortgage Company	2	62,406.21	0.02	31,203.11	657	97.66	-	100.00	10.63	53.24
First Franklin Financial Corpo	216	26,899,787.22	6.97	124,536.05	661	93.07	39.38	100.00	9.17	32.02
Fremont Investment & Loan	8	284,582.54	0.07	35,572.82	641	99.80	49.81	100.00	11.18	-
Impac Mortgage Holdings, Inc.	243	8,358,496.36	2.17	34,397.10	655	80.83	43.10	97.13	9.46	8.21
Lime Financial Services Ltd.	45	2,574,134.73	0.67	57,202.99	676	99.31	42.40	100.00	10.57	29.41
Master Financial, Inc.	39	1,568,886.43	0.41	40,227.86	645	94.88	43.62	100.00	10.18	-
Meritage Mortgage Corporation	2	43,460.47	0.01	21,730.24	659	100.00	49.61	100.00	12.31	-
Millennium Funding Group	30	1,329,769.33	0.34	44,325.64	650	96.17	42.37	100.00	10.95	22.35
MortgageIT, Inc.	5	116,389.31	0.03	23,277.86	706	90.85	35.38	85.85	7.68	15.31
New York Community Bank	6	47,053.54	0.01	7,842.26	776	24.33	25.60	100.00	7.99	-
Option One Mortgage Corporatio	984	33,868,075.52	8.78	34,418.78	646	99.69	39.64	100.00	10.57	19.96
Saxon Mortgage, Inc.	303	14,879,196.09	3.86	49,106.26	671	96.21	43.65	100.00	11.09	22.24
Sterling Capital Mortgage Comp	2	24,153.03	0.01	12,076.52	661	100.00	-	100.00	11.99	-
Taylor Bean & Whitaker Mortgag	40	1,516,472.18	0.39	37,911.80	710	93.82	37.12	97.95	8.22	30.93
US Bank NA	1	9,904.93	-	9,904.93	759	82.50	19.19	100.00	6.88	-
Total:	**8,632**	**385,718,667.72**	**100.00**	**44,684.74**	**680**	**95.84**	**40.41**	**93.45**	**9.62**	**20.51**

Hemt 2004-3

DTI	No of Loans	Total Scheduled Balance	%	CBLTV	FICO	% SFR	% PUD	% Owner Occupied
Not Available	545	29,589,308.84	7.67	89.53	705	54.97	20.93	88.80
0.01 - 5.00	6	482,844.33	0.13	92.98	643	74.46	25.54	93.29
5.01 - 10.00	15	517,734.01	0.13	91.36	688	57.29	39.13	78.62
10.01 - 15.00	33	1,927,888.91	0.50	91.64	691	46.63	21.06	81.18
15.01 - 20.00	115	4,693,044.16	1.22	93.18	693	65.42	22.57	86.11
20.01 - 25.00	262	11,285,488.08	2.93	94.98	688	61.27	24.98	88.63
25.01 - 30.00	514	20,939,701.00	5.43	95.45	686	63.12	22.09	90.95
30.01 - 35.00	1,011	42,458,219.44	11.01	95.90	685	61.09	23.75	92.25
35.01 - 40.00	1,646	72,859,298.46	18.89	96.26	680	65.45	21.10	94.46
40.01 - 45.00	2,663	118,700,866.85	30.77	96.71	679	66.94	19.88	95.90
45.01 - 50.00	1,643	71,165,996.21	18.45	97.56	666	72.65	16.75	98.81
50.01 - 55.00	170	10,761,697.69	2.79	93.98	664	63.57	25.20	99.29
55.01 >=	9	336,579.74	0.09	70.77	695	100.00	-	100.00
Total:	**8,632**	**385,718,667.72**	**100.00**	**95.84**	**680**	**65.59**	**20.51**	**94.62**